SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 29, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated October 29, 2003 re: Partner Communications Reports Record Third-Quarter Results, Attaching the Full Financial Report.

PRESS RELEASE: PARTNER COMMUNICATIONS REPORTS RECORD THIRD-QUARTER RESULTS
INTERIM FINANCIAL STATEMENTS
AUDITORS’ REVIEW REPORT
CONSENSED CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

PARTNER COMMUNICATIONS REPORTS
RECORD THIRD-QUARTER RESULTS

COMPANY POSTS NIS 168.6 MILLION NET INCOME AND FREE
CASH FLOW OF NIS 228.7 MILLION

Rosh Ha’ayin, Israel, October 29th, 2003 — Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the third quarter ended September 30th, 2003.

Highlights:

•	Revenues in Q3 2003 rose to NIS 1,196.3 million (US$269.4 million), up 12% from NIS 1,071.4 million in Q3 2002.

•	EBITDA for Q3 2003 rose to NIS 392.8 million (US$88.4 million), up 35% from NIS 291.8 million in Q3 2002.

•	Operating profit for Q3 2003 rose to NIS 267.0 million (US$60.1 million), up 64% from NIS 162.4 million for Q3 2002.

•	Net income for Q3 2003 rose to NIS 168.6 million (US$38.0 million), up 229% from NIS 51.2 million for Q3 2002.

•	Free cash flow for Q3 2003 rose to NIS 228.7 million (US$51.5 million), up 837% from NIS 24.4 million in Q3 2002.

•	Active subscribers reached the two million subscriber level and rose 16% to 2,032,000 at the end of the quarter compared to 1,758,000 at the end of the third quarter of 2002.

•	Market share estimated at 30%, compared to 28% at the end of the third quarter of 2002.

•	Maalot, the Israeli credit rating agency assigned a corporate “A” rating to the Company.

•	Churn rate in the quarter was 3% versus 4.7% in Q3 2002.

•	Minutes of use per subscriber averaged 286 per month for the quarter, up 3% from 279 minutes per month in Q3 2002.

•	ARPU for the quarter was NIS 181 (US$41), down 3% compared to NIS 187 in Q3 2002.

•	Average cost of acquiring a new subscriber (SAC) in the quarter was NIS 289 (US$65), down 42% compared to NIS 495 in Q3 2002.

Commenting on the third quarter results, Amikam Cohen, Partner’s CEO said: “The third quarter of 2003 was another record quarter for Partner. Our financial and operating performance is the result of our strong market position, our strengths in marketing, customer service, network quality and our outstanding brand.”

Financial Review

Partner’s Q3 2003 revenues totaled NIS 1,196.3 million (US$269.4 million), up 12% from NIS 1,071.4 million in Q3 2002 and up 11% from NIS 1,077.2 million in Q2 2003. Increased revenues as compared to last year were driven primarily by increased minutes of use and subscriber growth. Compared to Q2 2003, seasonal roaming revenues also drove revenues up.

Data and content revenues for Q3 2003 totaled NIS 74.7 million (US$16.8 million), or 6.2% of total revenues, compared to NIS 63.6 million, or 5.9% of total revenues in Q3 2002 and NIS 74.3 million, or 6.9% of total revenues in Q2 2003.

Cost of revenues in Q3 2003 increased by 0.6% to NIS 809.1 million (US$182.2 million), versus NIS 804.5 million in Q3 2002. Compared to Q2 2003, cost of revenues increased by 9% from NIS 739.8 million. The increase from Q2 2003 was driven primarily by direct variable costs relating to increased usage and subscriber growth.

Selling and marketing expenses increased by 22% in Q3 2003, totaling NIS 83.3 million (US$18.8 million) versus NIS 68.1 million in Q3 2002. Compared to Q2 2003, selling and marketing expenses increased by 2% from NIS 81.3 million. Q3 2003 expenses are in line with the increased level of selling and marketing expenditures, averaged at NIS 82.0 million, driven by the increased competition in the marketplace over the past four quarters.

General and administrative expenses in Q3 2003 totaled NIS 36.9 million (US$8.3 million) compared to NIS 36.4 million in Q3 2002, an increase of 1.5%. Compared to Q2 2003, general and administrative expenses decreased by 3% from NIS 38.1 million.

Operating profit increased to NIS 267.0 million (US$60.1 million) from NIS 162.4 million in Q3 2002, an increase of 64%, and from NIS 218.0 million in Q2 2003, an increase of 22%. Operating profit for Q3 2003 as a percentage of revenues increased to 22.3% from 15.2% in Q3 2002 and 20.2% in Q2 2003. EBITDA for Q3 2003 as a percentage of revenues increased to 32.8% from 27.2% in Q3 2002. EBITDA for Q2 2003 as a percentage of revenues was 32.3%.

Financial expenses in Q3 2003 were NIS 98.4 million (US$22.2 million), down 11% from NIS 111.1 million in Q3 2002. Compared to Q2 2003, financial expenses increased by 56% from NIS 62.9 million. Financial expenses were lower compared to Q3 2002 primarily due to lower bank debt levels and lower interest rates. Financial expenses were higher than in Q2 2003 primarily due to an 8% increase in the value of the Shekel versus the US Dollar in Q2 and the 3% devaluation of the Shekel during Q3.

In Q3 2003, the Company had net income of NIS 168.6 million (US$38.0 million), or NIS 0.93 (US$0.21) per ADS or per share, compared to NIS 51.2 million, or NIS 0.28 per share or per ADS for Q3 2002, and net income of NIS 155.1 million, or NIS 0.85 per share or per ADS in Q2 of 2003. This marked the sixth consecutive quarter of net income.

“We are very pleased with our financial results for Q3 2003”, said Mr. Alan Gelman, Partner’s Chief Financial Officer. “We successfully demonstrated our ability to sustain our healthy margins, grow our revenues, generate cash flow, and reduce our overall debt levels. We expect to be able to maintain these levels of margins and profitability, with seasonal fluctuations, throughout 2004. We also expect to close 2003 with another strong quarter with results substantially better than those recorded in Q4 2002.”

Funding and Investing Review

In Q3 2003, the Company generated free cash flow for the sixth consecutive quarter, and reduced its bank debt by NIS 233.8 million (US$52.6 million). Over the past six quarters the Company reduced its bank debt by NIS 555.6 million. Cash flow from operating activities net of investing activities totaled NIS 228.7 million (US$51.5 million) in Q3 2003, compared to positive cash flow of NIS 24.4 million in Q3 2002 and positive cash flow of NIS 130.6 million in Q2 2003.

Net capital expenditures totaled NIS 65 million (US$14.6 million) in Q3 2003, 5.4% of revenues, down from NIS 124.3 million in Q3 2002, 12% of revenues. Compared with the previous quarter, net capital expenditures in Q2 2003 were NIS 61.2 million.

As of the end of Q3 2003, the US dollar equivalent of US$449 million had been drawn from our US$683 million bank facility, leaving the Company with additional credit availability of US$234 million.

Commenting on the Company’s funding situation, Mr. Gelman said: “Our consistent cash flow generation should allow us to continue to reduce our bank debt levels and improve our credit worthiness. Maalot, the Israeli credit rating agency recently assigned a corporate “A” rating to the Company. Higher levels of profitability and lower than anticipated levels of capital expenditures for 3G network equipment, will allow us to continue to generate free cash flow in the coming year during the build-out of our 3G network.”

With regard to the Company’s plans for 3G, Mr. Gelman added: “We expect to continue to invest substantially less in Second Generation capital expenditures for the remainder of 2003 than we did in 2002, as we move toward the upcoming build-out of our 3G network. We intend to start rolling the 3G network in the beginning of 2004, with commercial service offered late in that year.”

Operational Review

During Q3 2003 the Company passed the two million subscriber level. Net active subscribers increased by 83,000, or 4% compared with Q2 2003.

The Company’s active subscriber base as of September 30, 2003 totaled 2,032,000, representing an approximate market share of 30% versus 28% at the end of Q3 2002. It was comprised of 332,000 business subscribers (16% of the base), 1,094,000 post-paid private subscribers (54% of the base) and 606,000 prepaid subscribers (30% of the base).

The quarterly churn rate for Q3 2003 was 3%, compared to 4.7% in Q3 2002 and 3.5% in Q2 2003. Despite the slight decline in the quarterly churn rate from the previous quarter, the Company anticipates higher churn in Q4 and an annual churn rate for 2003 of approximately 15%.

ARPU for the third quarter of 2003 was NIS 181 (US$41), compared to NIS 187 for Q3 2002, a decrease of 3%, and NIS 171 for Q2 2003, an increase of 6%. The major contributor to the decrease in ARPU from Q3 2002 was the reduction of 10% in the regulated interconnect rate on January 1, 2003. Average MOU for the quarter was 286 minutes compared to 279 minutes per month for Q3 2002, an increase of 3%, and 277 minutes per month for Q2 2003, an increase of 3%.

The average cost of acquiring new subscribers (SAC) in Q3 2003 was NIS 289 (US$65), compared to NIS 495 in Q3 2002 and NIS 452 for Q2 2003. The reduction in SAC in Q3 was driven primarily by the larger proportion of prepaid subscriber activations with low SAC.

Mr. Gelman added, “On an annual basis, looking forward to 2004 as compared to 2003, we anticipate slightly lower average MOU and ARPU, lower SAC and a slight decline in net activations.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s third-quarter results on Wednesday, October 29th, 2003, at 18:00 Israel local time (11AM Eastern time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends until midnight on November 4th, 2003.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than two million subscribers in Israel. Partner subscribers can use roaming services in 122 destinations using 271 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

•	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

•	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

•	The availability and cost of capital and the consequences of increased leverage;

•	The risks and costs associated with the need to acquire additional spectrum for current and future services;

•	The risks associated with technological requirements, technology substitution and changes and other technological developments;

•	Fluctuations in exchange rates;

•	The results of litigation filed or to be filed against us; and

•	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

•	As well as the risk factors specified under the heading “Risk Factors” in our 2002 annual report on Form 20F filed with the SEC on March 14, 2003.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q3 2003 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30th, 2003: US $1.00 equals NIS 4.441. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.

Contacts:

Mr. Alan Gelman	Dr. Dan Eldar
Chief Financial Officer	V.P. Carrier, Investor and International Relations
Tel: +972-67-814951	Tel: +972-67-814151
Fax: +972-67-815961	Fax: +972-67-814161
E-mail: alan.gelman@orange.co.il	E-mail: dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into US
	New Israeli shekels		Dollars

	September 30,	December 31,	September 30,	December 31,
	2003	2002	2003	2002
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	2,662	1,360	599	306
Security deposit	101,112	107,794	22,768	24,272
Accounts receivable:
Trade	534,703	518,768	120,402	116,813
Other	46,218	50,986	10,407	11,481
Inventories	124,999	137,508	28,147	30,963

Total current assets	809,694	816,416	182,323	183,835

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	3,530	3,530	795	795
Accounts receivables — trade	7,055		1,588
Funds in respect of employee rights upon retirement	54,130	42,461	12,189	9,561

	64,715	45,991	14,572	10,356

FIXED ASSETS, net of accumulated depreciation and amortization	1,725,153	1,864,511	388,460	419,840

LICENSE AND DEFERRED CHARGES, net of accumulated amortization	1,262,681	1,269,348	284,324	285,825

	3,862,243	3,996,266	869,679	899,856

			Convenience translation into
	New Israeli shekels		US Dollars

	September 30,	December 31,	September 30,	December 31,
	2003	2002	2003	2002
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Liabilities and shareholders’ equity (net of capital deficiency)
CURRENT LIABILITIES:
Current maturities of long-term bank loans	26,606		5,991
Accounts payable and accruals:
Trade	454,944	532,987	102,442	120,015
Other	210,409	202,166	47,379	45,522

Total current liabilities	691,959	735,153	155,812	165,537

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	2,055,326	2,467,556	462,807	555,630
Notes payable	777,175	828,975	175,000	186,664
Liability for employee rights upon retirement	71,561	60,966	16,113	13,728

Total long-term liabilities	2,904,062	3,357,497	653,920	756,022

Total liabilities	3,596,021	4,092,650	809,732	921,559

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2002 and September 30, 2003 — 235,000,000 shares; issued and outstanding — December 31, 2002 — 181,595,222 shares and September 30, 2003 — 181,959,730 shares	1,820	1,816	410	409
Capital surplus	2,292,438	2,293,270	516,199	516,386
Deferred compensation	(1,447)	(6,385)	(326)	(1,438)
Accumulated deficit	(2,026,589)	(2,385,085)	(456,336)	(537,060)

Total shareholders’ equity (capital deficiency)	266,222	(96,384)	59,947	(21,703)

	3,862,243	3,996,266	869,679	899,856

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation
	New Israeli shekels				into US Dollars

	9 month		3 month		9 month	3 month
	period ended		period ended		period ended
	September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2003

	(Unaudited)
	In thousands (except net earning per share data)
REVENUES — net	3,304,789	2,992,441	1,196,284	1,071,385	744,154	269,372
COST OF REVENUES	2,329,215	2,260,867	809,072	804,526	524,480	182,182

GROSS PROFIT	975,574	731,574	387,212	266,859	219,674	87,190
SELLING AND MARKETING EXPENSES	242,865	222,810	83,291	68,085	54,687	18,755
GENERAL AND ADMINISTRATIVE EXPENSES	117,390	104,652	36,937	36,392	26,433	8,317

OPERATING PROFIT	615,319	404,112	266,984	162,382	138,554	60,118
FINANCIAL EXPENSES - net	256,823	346,434	98,409	111,137	57,830	22,159
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES		4,054

NET INCOME	358,496	53,624	168,575	51,245	80,724	37,959

EARNINGS PER SHARE (“EPS”):
Basic	1.97	0.30	0.93	0.28	0.44	0.21

Diluted	1.96	0.29	0.93	0.28	0.44	0.21

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	181,758,309	179,468,941	181,864,309	180,522,524	181,758,309	181,864,309

Diluted	183,355,568	183,394,227	182,114,463	183,382,954	183,355,568	182,114,463

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
	New Israeli shekels		US Dollars

	9 month		9 month
	period ended		period ended
	September 30,		September 30,
	2003	2002	2003

	(Unaudited)		(Unaudited)
	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	358,496	53,624	80,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	398,418	377,969	89,714
Loss on impairment of investments in non-marketable securities			4,054
Amortization of deferred compensation related to employee stock option grants, net	3,573	6,483	805
Liability for employee rights upon retirement	10,595	12,266	2,385
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	(55,224)	113,277	(12,435)
Erosion of (accrued interest and exchange differences on) security deposit	6,682	(9,980)	1,504
Capital loss (gain) on sale of fixed assets	(7,529)	1,248	(1,695)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(22,990)	(64,062)	(5,177)
Other	4,768	(19,237)	1,074
Increase (decrease) in accounts payable and accruals:
Trade	10,231	95	2,304
Other	444	(2,026)	100
Decrease in inventories	12,509	4,639	2,816

Net cash provided by operating activities	719,973	478,350	162,119

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(302,125)	(472,294)	(68,031)
Proceeds from sale of fixed assets	11,763	3,932	2,649
Purchase of additional spectrum	(34,977)	(207,635)	(7,876)
Funds in respect of employee rights upon retirement	(11,669)	(10,219)	(2,628)

Net cash used in investing activities	(337,008)	(686,216)	(75,886)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	537	3,837	121
Long-term bank loans received	240,000	1,349,326	54,042
Repayment of long term bank loans	(622,200)	(1,147,426)	(140,103)

Net cash provided by (used in) financing activities	(381,663)	205,737	(85,940)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,302	(2,129)	293
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,360	5,272	306

CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,662	3,143	599

Supplementary information on investing activities not involving cash flows:

At September 30, 2003, trade payables include NIS 28,932,000 ($6,515,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS
AND EBITDA

			Convenience translation
			into
	New Israeli shekels*		US Dollars**

	9 month period		9 month
	ended		period ended
	September 30,		September 30,

	2003	2002	2003

	(Unaudited)
	In thousands
Reconciliation between operating cashflows and EBITDA:
Net cash provided by operating activities	719,973	478,350	162,119
Liability for employee rights upon retirement	(10,595)	(12,266)	(2,385)
Erosion of (Accrued interest and exchange and linkage differences on) long-term liabilities	55,224	(113,277)	12,435
Accrued interest and exchange and linkage differences on (erosion of) security deposit	(6,682)	9,980	(1,504)
Increase (decrease) in accounts receivable:
Trade	22,990	64,062	5,177
Other	(4,768)	19,237	(1,074)
Decrease (increase) in accounts payable and accruals:
Trade	(10,231)	(95)	(2,304)
Other	(444)	2,026	(100)
Decrease in inventories	(12,509)	(4,639)	(2,816)
Financial Expenses***	249,863	341,060	56,262

EBITDA	1,002,821	784,438	225,810

*	The financial statements have been prepared on the basis of historical cost.

**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2003: US $1.00 equals 4.441 NIS.

***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels
	3 month period ended
	In thousands

	September 30	December 31	March 31	June 30	September 30
	2002	2002	2003	2003	2003

	(Unaudited)
	In thousands
REVENUES — net	1,071,385	1,062,122	1,031,266	1,077,239	1,196,284
COST OF REVENUES	804,526	808,591	780,312	739,831	809,072

GROSS PROFIT	266,859	253,531	250,954	337,408	387,212
SELLING AND MARKETING EXPENSES	68,085	85,269	78,292	81,282	83,291
GENERAL AND ADMINISTRATIVE EXPENSES	36,392	38,942	42,354	38,099	36,937

OPERATING PROFIT	162,382	129,320	130,308	218,027	266,984
FINANCIAL EXPENSES — net	111,137	98,746	95,488	62,926	98,409

NET INCOME FOR THE PERIOD	51,245	30,574	34,820	155,101	168,575

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	September 30, 2002		September 30, 2003

Subscribers (in thousands)	1,758		2,032
Estimated share of total Israeli mobile telephone subscribers	28%		30%
Churn rate in quarter	4.7%		3%
Average monthly usage in quarter per subscriber (minutes)	279		286
Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)	187		181
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	1986	(710)	2120	(756)
Subscriber acquisition costs in quarter per subscriber (NIS)	495		289
Number of employees (full-time equivalent)	2,648		2,744

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2003
(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2003
(Unaudited)

Page

AUDITORS’ REVIEW REPORT	2
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - IN NOMINAL NEW ISRAELI SHEKELS (NIS):
Balance Sheets — September 30, 2003 and December 31, 2002	3-4
Statements of Operations — Nine and Three Months Ended September 30, 2003 and 2002	5
Statement of Changes in Shareholders’ Equity (Capital Deficiency) — Nine Months Ended September 30, 2003	6
Statements of Cash Flows — Nine Months Ended September 30, 2003 and 2002	7
Notes to Financial Statements — September 30, 2003	8-13

The amounts are stated in New Israeli Shekels (NIS) in thousands.

October 29, 2003

The Board of Directors of
Partner Communications Company Ltd

Re:	Review of condensed consolidated unaudited interim financial statements for the 9 and 3 month periods ended September 30, 2003

At your request, we have reviewed the condensed consolidated interim balance sheet of Partner Communications Company Ltd. (hereafter — the Company) at september 30, 2003, the condensed consolidated statements of operations for the 9 and 3 month periods then ended and the condensed consolidated statements of changes in shareholders’ equity (capital deficiency) and cash flows for the 9 month period then ended. Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures, include: reading of the aforementioned financial statements, reading of minutes of meetings of shareholders and the board of directors and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the above-mentioned condensed consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the said interim consolidated condensed financial statements in order for them to be considered as having been prepared in accordance with accounting principles generally accepted in United State and in accordance with SEC regulations for interim financial statements (Regulations S-X: Item 210.10-01).

Sincerely yours,

2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into U.S.
	New Israeli shekels		dollars (see note 2b)

	September 30,	December 31,	September 30,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	2,662	1,360	599	306
Security deposit	101,112	107,794	22,768	24,272
Accounts receivable:
Trade	534,703	518,768	120,402	116,813
Other	46,218	50,986	10,407	11,481
Inventories	124,999	137,508	28,147	30,963

Total current assets	809,694	816,416	182,323	183,835

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	3,530	3,530	795	795
Accounts receivables — trade	7,055		1,588
Funds in respect of employee rights upon retirement	54,130	42,461	12,189	9,561

	64,715	45,991	14,572	10,356

FIXED ASSETS, net of accumulated depreciation and amortization	1,725,153	1,864,511	388,460	419,840

LICENSE AND DEFERRED CHARGES, net of accumulated amortization	1,262,681	1,269,348	284,324	285,825

	3,862,243	3,996,266	869,679	899,856

Date of approval of the financial statements: October 29, 2003.

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer

3

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)

	September 30,	December 31,	September 30,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands
Liabilities and shareholders’ equity (net of capital deficiency)
CURRENT LIABILITIES:
Current maturities of long-term bank loans	26,606		5,991
Accounts payable and accruals:
Trade	454,944	532,987	102,442	120,015
Other	210,409	202,166	47,379	45,522

Total current liabilities	691,959	735,153	155,812	165,537

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	2,055,326	2,467,556	462,807	555,630
Notes payable	777,175	828,975	175,000	186,664
Liability for employee rights upon retirement	71,561	60,966	16,113	13,728

Total long-term liabilities	2,904,062	3,357,497	653,920	756,022

Total liabilities	3,596,021	4,092,650	809,732	921,559

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2002 and September 30, 2003 — 235,000,000 shares; issued and outstanding — December 31, 2002 — 181,595,222 shares and September 30, 2003 — 181,959,730 shares	1,820	1,816	410	409
Capital surplus	2,292,438	2,293,270	516,199	516,386
Deferred compensation	(1,447)	(6,385)	(326)	(1,438)
Accumulated deficit	(2,026,589)	(2,385,085)	(456,336)	(537,060)

Total shareholders’ equity (capital deficiency)	266,222	(96,384)	59,947	(21,703)

	3,862,243	3,996,266	869,679	899,856

The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation into U.S.
	New Israeli shekels				dollars (see note 2b)

	9 month		3 month		9 month	3 month
	period ended		period ended		period ended
	September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2003

	(Unaudited)
	In thousands (except net earning per share data)
REVENUES — net	3,304,789	2,992,441	1,196,284	1,071,385	744,154	269,372
COST OF REVENUES	2,329,215	2,260,867	809,072	804,526	524,480	182,182

GROSS PROFIT	975,574	731,574	387,212	266,859	219,674	87,190
SELLING AND MARKETING EXPENSES	242,865	222,810	83,291	68,085	54,687	18,755
GENERAL AND ADMINISTRATIVE EXPENSES	117,390	104,652	36,937	36,392	26,433	8,317

OPERATING PROFIT	615,319	404,112	266,984	162,382	138,554	60,118
FINANCIAL EXPENSES - net	256,823	346,434	98,409	111,137	57,830	22,159
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES		4,054

NET INCOME	358,496	53,624	168,575	51,245	80,724	37,959

EARNINGS PER SHARE (“EPS”):
Basic	1.97	0.30	0.93	0.28	0.44	0.21

Diluted	1.96	0.29	0.93	0.28	0.44	0.21

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	181,758,309	179,468,941	181,864,309	180,522,524	181,758,309	181,864,309

Diluted	183,355,568	183,394,227	182,114,463	183,382,954	183,355,568	182,114,463

The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Share	Capital	Deferred	Accumulated
	capital	surplus	compensation	Deficit	Total

	In thousands
New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2003 (audited)	1,816	2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2003 (unaudited):
Exercise of options granted to employees	4	533			537
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(1,365)	4,938		3,573
Net income				358,496	358,496

BALANCE AT SEPTEMBER 30, 2003 (unaudited)	1,820	2,292,438	(1,447)	(2,026,589)	266,222

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2003 (audited)	409	516,386	(1,438)	(537,060)	(21,703)
CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2003 (unaudited):
Exercise of options granted to employees	1	120			121
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(307)	1,112		805
Net income				80,724	80,724

BALANCE AT SEPTEMBER 30, 2003 (unaudited)	410	516,199	(326)	(456,336)	59,947

The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)

	9 month		9 month
	period ended		period ended
	September 30,		September 30,
	2003	2002	2003

	(Unaudited)		(Unaudited)
	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	358,496	53,624	80,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	398,418	377,969	89,714
Loss on impairment of investments in non-marketable securities		4,054
Amortization of deferred compensation related to employee stock option grants, net	3,573	6,483	805
Liability for employee rights upon retirement	10,595	12,266	2,385
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	(55,224)	113,277	(12,435)
Erosion of (accrued interest and exchange differences on) security deposit	6,682	(9,980)	1,504
Capital loss (gain) on sale of fixed assets	(7,529)	1,248	(1,695)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(22,990)	(64,062)	(5,177)
Other	4,768	(19,237)	1,074
Increase (decrease) in accounts payable and accruals:
Trade	10,231	95	2,304
Other	444	(2,026)	100
Decrease in inventories	12,509	4,639	2,816

Net cash provided by operating activities	719,973	478,350	162,119

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(302,125)	(472,294)	(68,031)
Proceeds from sale of fixed assets	11,763	3,932	2,649
Purchase of additional spectrum	(34,977)	(207,635)	(7,876)
Funds in respect of employee rights upon retirement	(11,669)	(10,219)	(2,628)

Net cash used in investing activities	(337,008)	(686,216)	(75,886)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	537	3,837	121
Long-term bank loans received	240,000	1,349,326	54,042
Repayment of long term bank loans	(622,200)	(1,147,426)	(140,103)

Net cash provided by (used in) financing activities	(381,663)	205,737	(85,940)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,302	(2,129)	293
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,360	5,272	306

CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,662	3,143	599

Supplementary information on investing activities not involving cash flows

At September 30, 2003, trade payables include NIS 28,932,000 ($6,515,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)

1.	Nature of operations:

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at September 30, 2003 and for the Nine and three-month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the
	U.S. dollar	Israeli CPI

	%	%
Nine months ended September 30,
2003	(8.8)	(1.5)
2002	10.3	7.0
Three months ended September 30,
2003	3.0	(1.0)
2002	2.1	0.6
Year ended December 31,
2002	7.3	6.5

The Nominal NIS figures at September 30, 2003 and December 31, 2002 and for the Nine and three-month periods ended at September 30, 2003 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at September 30, 2003 ($1=NIS 4.441). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2003
(Unaudited)

3.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” FAS No. 148 amends FAS No. 123. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The weighted average fair value of options granted using the Black & Scholes option-pricing model for the nine-month period ended September 30, 2002 is NIS 16.05 (3.61$). The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 71%; risk-free interest rate in NIS terms 6%; weighted expected life 9 years.

No options were granted during the three-month period ended September 30, 2002.

No options were granted during 2003.

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2003
(Unaudited)

3.	Stock based compensation (continued):

To comply with FAS 148, the following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

					Convenience translation
					into U.S. dollars
	New Israeli shekels				(see note 2b)

	9 month		3 month		9 month	3 month
	period ended		period ended		period ended
	September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2003

	(Unaudited)
	In thousands (except EPS data)
Net income, as reported	358,496	53,624	168,575	51,245	80,724	37,959
Add: stock based employee compensation expense, included in reported net income	3,573	6,483	787	136	805	177
Deduct: stock based employee compensation expense determined under fair value method for all awards	(13,776)	(23,682)	(6,339)	(6,059)	(3,102)	(1,427)

Pro-forma net income	348,293	36,425	163,023	45,322	78,427	36,709

EPS:
Basic — as reported	1.97	0.30	0.93	0.28	0.44	0.21

Basic — pro forma	1.92	0.20	0.90	0.25	0.43	0.20

Diluted — as reported	1.96	0.29	0.93	0.28	0.44	0.21

Diluted — pro-forma	1.90	0.20	0.90	0.25	0.43	0.20

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2003
(Unaudited)

4.	Recent accounting pronouncements:

a.	In April 2003, the FASB issued Statement of Accounting Standards No. 149 (SFAS 149), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The Company does not expect the adoption of SFAS 149, which is effective for contracts entered into or modified after June 30, 2003, to have a material effect on its financial condition or results of operations.

b.	In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the standard on July 1, 2003. The Company does not expect that the adoption of SFAS No. 150 will have any effect on its financial statements.

5.	Contingent liabilities:

a.	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and the Company is scheduled to respond to the certification motion by December 15, 2003.

While the amount of the claim is substantial, the ultimate liability can not be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal advisers are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low.

11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2003
(Unaudited)

5.	Contingent liabilities (continued):

b.	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

c.	On April 8, 2002, a claim was filed against the Company, together with a request to approve this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. A preliminary hearing has taken place and the court ordered the plaintiffs to file an amended certification motion. The plaintiffs later filed a motion to reverse this decision and stay the proceedings. This motion was denied and the plaintiffs are due to file the amended certification motion in a few days.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the above-mentioned amount.

d.	On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants alleged that, in fact, the calls were not carried out by wireless but via a fixed line, an act that is in violation of the law and the license.

The claim and certification motion were withdrawn by plaintiffs.

12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2003
(Unaudited)

5.	Contingent liabilities (continued):

e.	On April 13, 2003 a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

f.	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

g.	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

6.	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate will be cancelled altogether.

On August 28, 2003, Bezeq has filed an appeal against the above decision and a request for a stay of execution of the said ruling to the Jerusalem District court.

At this stage, since preliminary proceedings are yet to take place, the Company and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communications decision on the Company’s results, income of approximately NIS 19.5 million, was not recognized.

________
____________
________

13

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By /s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer

Dated: October 29, 2003